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15 February 2001

                                 MEDIA RELEASE
                             (Embargoed until 9am)

                          TELECOM HALF YEAR EARNINGS

Telecom recorded net earnings of NZ$300 million for the half year ended 31 December 2000 as the Group expanded its business in Australia and New Zealand.

As expected, the result was down from the corresponding period in 1999, principally due to costs arising from Telecom's Australian growth initiatives including the takeover of AAPT.

Total revenues for the half year ended 31 December 2000 rose to $2,673 million, reflecting growth of more than 50% in Australian revenues compared with the corresponding period in 1999 and an increase of 2.3% in New Zealand revenues.

Chairman Roderick Deane said today the half year was one of significant progress, including the successful completion of Telecom's full takeover of AAPT and the start of a major business relationship with the Commonwealth Bank of Australia.

"Telecom is delighted with the performance of the 50%-owned Southern Cross Cable network which came into service during November, with a vast expansion of bandwidth in and out of Australasia," Dr Deane said. "From this investment, we expect an initial dividend of approximately US$100 million this financial year."

Dr Deane said the roll-out of Telecom's next-generation CDMA cellular network in New Zealand remained firmly on track while the mobile business achieved record growth in customers. "We saw some very positive trends in the current business while driving forward with initiatives to reposition Telecom for sustained growth in Australasia.

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                              31 Dec. 2000              31 Dec 1999
                              Half year        Q2        Half year       Q2


Group revenues                $  2,673 M   $ 1,382 M    $ 1,880 M     $ 993 M
New Zealand                   $  1,824 M   $   905 M    $ 1,783 M     $ 896 M
Australia*                    $    849 M   $   477 M    $    97 M     $  97 M

Group net earnings            $    300 M   $   139 M    $   406 M     $ 197 M
Second quarter dividend (per share) 5 cents                           11.5 cents
* AAPT and TCNZA: 31 Dec. 1999 period included only one month of AAPT

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"It was pleasing to also see uncertainty removed around the future regulatory regime for telecommunications in New Zealand," Dr Deane said. "The Government's new policy should allow robust competition to continue and provide the flexibility Telecom needs to develop its business."

Dividend

Telecom will pay a fully-imputed dividend for the second quarter of 2000 of 5 cents per share, unchanged from the first quarter. The dividend will be paid in New Zealand and Australia on 16 March 2001, and in New York on 23 March 2001. (A 3% discount to current market price will apply to shares issued under the dividend reinvestment scheme).

Earnings

Dr Deane said the Board and management were committed to lifting the performance of Telecom in the short term, as well as to improvement in earnings over the long term through transformation into an Australasian online and communications group.

For the half year ended 31 December 2000, net earnings were impacted by funding costs on the takeover of AAPT and by the amortisation of goodwill in that acquisition. These costs were partly offset by a positive earnings contribution from AAPT.

Chief Executive Theresa Gattung said the AAPT businesses continued to perform strongly during the half year. "We are well on track with integration of those growing businesses into the Telecom Group under a new management structure," she said.

Revenues

In New Zealand, revenue growth reflected gains in Telecom's calling business (national and international), and in data and internet services. Data revenues, driven largely by growth in IP network-based products including fast internet access on ADSL, grew 14.1% for the half year.

Internet revenues in New Zealand increased 15.6% on the back of rapid growth in customers and usage. The Group's Connect.com.au Internet and e-commerce business in Australia grew revenue 64% compared with the same period in 1999. "Our Internet unit operating on both sides of the Tasman is demonstrating strong leadership in its fast evolving markets," Ms Gattung said.

Mobile Business

Telecom achieved net growth of 120,000 connections on its mobile network in New Zealand during the quarter ended 31 December 2000 -the highest growth yet for any quarterly period. Total connections reached 1,151,000, although total mobile revenue for the half year eased 1.1% compared with the same period in 1999.

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"Our mobile business has a positive future when performance during the half year is fully reviewed," Ms connections, stability in our market share and a marked slow down in growth of cost of sales - and just around the corner, the new CDMA network will greatly enhance our offering to customers."

She said most CDMA sites were installed and Telecom planned to launch the network in mid 2001.

Competition

Ms Gattung said Telecom was having success in the face of tough competition, with relative stability in its position in New Zealand calling markets and a proactive approach to local access competition. "Monthly access line reductions in Christchurch and Wellington have signalled our willingness to go on the front foot in areas where costs of service are lower and competition is rising," she said.

In mobile, Telecom held market share steady during the half year at around 68% of all customers' spend.

Expenses

For the half year, expenses in the New Zealand business were up 7.3%, driven largely by cost of sales in the mobile and international calling businesses and costs in interconnection with other carriers. However growth rates slowed in the quarter ended 31 December 2000 to just 4.2% for total expenses and 4.1% for cost of sales.

"We're totally committed to controlling operating costs throughout Telecom as, obviously, this improves our competitive position and supports our business growth in new areas," Ms Gattung said.

"Reduced growth in costs is an extremely welcome sign that our strong focus in this area is paying off," Ms Gattung said. "For instance, our mobile cost of sales have benefited significantly from the renegotiation of handset supply contracts to reduce prices paid by Telecom."

Balance sheet

Dr Deane said Telecom was committed to enhancing its financial flexibility which supported the Group's ability to pursue growth opportunities. Operating cash flows remained strong and this, along with the reduced dividend policy announced in August 2000, would contribute to financial flexibility going forward.

For more information, contact:
Martin Freeth
Public Affairs Manager
Telecom
Tel 64 4 498 9163
Mob 025 242 0174

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